CARUSO & CARUSO
Certified Public Accountants, P.A.
6971 N. Federal Highway, Suite 300
Boca Raton, Florida  33487
Tel: (561) 995-1070
Fax: (561) 994-5506
Email: CarusoCarusoCPA@aol.com

March 1, 2001

To the Board of Directors
Centrack International, Inc.
6299 Pine Drive
Lantana, Florida  33462

Dear Gentlemen;

This is to inform you that as a result of your approval of a plan of liquidation on February 27, 2000, the Company changed its basis of accounting for periods after February 27, 2000 from the going concern basis to the liquidation basis.
This liquidation basis of accounting is preferable in light of the Company's plan of liquidation and accordingly is reflected in our compiled financial statements of Centrack International, Inc. as of February 29, 2000 and for the
period February 28, 2000 to February 29, 2000.

Sincerely,

/s/ Caruso & Caruso, CPAs P.A.
Caruso & Caruso, CPAs', P.A.
Boca Raton, Florida